Exhibit 99.1

Link Motion Announces a

Change to its Board of Directors

BEIJING – December 19, 2018 -- Link Motion Inc., (NYSE: LKM) ("Link Motion" or "the Company"), a leading smart car and smart ride company, today announced a certain change to its board of directors.

Today, the Company announced that Mr. Larry Chi, Co-Chairman of the Company, has resigned from the Company’s board of directors due to personal reasons, effective as of December 19, 2018. Mr.Chi informed the company that his resignation did not result from any disagreement with the Company on any matter relating to the Company.

About Link Motion Inc.

Link Motion Inc. (“Link Motion” or the “Company”, NYSE: LKM) is a leading smart car and smart ride company. Link Motion's portfolio of offerings includes enabling technology solutions and secure connected carputers for the ecosystem of car businesses, consumer ride sharing services, as well as legacy mobile security, productivity and other related applications. For more information on Link Motion, please visit www.lkmotion.com or the company’s U.S. investor relations site here.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management's current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Investor Relations

Link Motion Inc.

Email: investors@lkmotion.com

Phone: +86 10 6452 2017